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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 40-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED _________        COMMISSION FILE NUMBER _________

                            POINTS INTERNATIONAL LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              CANADA                             7389                          NOT APPLICABLE
(Province or other jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer Identification No.
  incorporation or organization)            Classification                    (if Applicable))
                                              Code Number
                                           (if Applicable))

                               800-179 JOHN STREET
                        TORONTO, ONTARIO, CANADA M5T 1X4
                                 (416) 595-0000
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                              CT CORPORATION SYSTEM
                          111 EIGHTH AVENUE, 13TH FLOOR
                               NEW YORK, NY 10011
                                 (212) 894-8400
 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------
        NONE                                              NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  COMMON SHARES
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this form:

     [ ] Annual Information Form    [ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

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Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                                 Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [ ] No [X]

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                           FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain "forward-looking information," which may include, but is not limited to, statements with respect to the future or operating performance of Points International Ltd. (the "Registrant"), its subsidiaries and its projects. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Registrant and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include among others, limited financial resources, liabilities of the Registrant, technology and product developments risks, sensitivity to foreign exchange rates, and other factors discussed in the section entitled "Risk Factors" in the Renewal Annual Information Form of the Registrant dated as of March 21, 2005 filed as Exhibit
99.1 to this Registration Statement. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.4, inclusive, and
Exhibit 99.6 through Exhibit 99.63, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.5, the reconciliation of the financial statements for the year ended December 31, 2004 to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F, as set forth in the
Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed a written consent of certain experts named in the foregoing Exhibits as
Exhibit 99.64, as set forth in the Exhibit Index attached hereto.

                         OFF-BALANCE SHEET ARRANGEMENTS

The following table contains information on material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

                                                     PAYMENTS DUE BY PERIOD
   OFF-BALANCE SHEET ARRANGEMENTS      ------------------------------------------------
           (CDN $000,000S)             TOTAL(1)   2009+    2008    2007    2006    2005
------------------------------------   --------   -----   -----   -----   -----   -----
Operating Leases(2)                       2.39     0.01    0.10    0.50    0.85    0.93
Partner Purchase Commitments(3)           3.85     0.08    0.14    1.34    1.11    1.18
                                         -----    -----   -----   -----   -----   -----
Total Off-Balance Sheet Arrangements     $6.23    $0.09   $0.23   $1.84   $1.96   $2.11
                                         =====    =====   =====   =====   =====   =====


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Notes:

(1) Represents the aggregate amount for the full duration of the off-balance sheet arrangements (including years after 2009 and prior to 2005).

(2) Includes technology services commitments and hardware and software operating leases.

(3)  Includes mileage purchase and co-marketing commitments.

OPERATING LEASES

Operating leases includes leasing facilities and the outsourcing of hosting services. Leasing facilities and the outsourcing of hosting services provide liquidity to the Registrant and allow the Registrant to focus on its core competencies.

PARTNER PURCHASE COMMITMENTS

Nature and Purpose

The use of promotional miles and points as an acquisition and membership upgrade strategy is an integral component of the Points.com marketing plan. Miles and points purchased from Points.com's partners are used in three ways:

     1. Points.com awards bonuses to new free registered users in partner promotions;

     2. Miles and points are used as an incentive for customers to upgrade from a free account to a paid membership account; and

     3. Miles and points are used as an incentive for customers to respond to affiliate offers displayed on the Points.com website.

Importance and Benefit to Registrant

Miles and points are a critical acquisition and membership upgrade strategy for the Registrant because they provide consumers with an incentive to conduct business with Points.com.

Event that Could Result in Termination or Reduction of These Arrangements

Miles and points are widely sold by our airline, hotel, and retail partners to a large number of promotional partners. While it is unlikely that our partners would stop selling miles or points to Points.com, one of the Registrant's partners could go bankrupt. In the event of such a bankruptcy, the Registrant would shift membership acquisition efforts to one of its other partners and would increase its external marketing efforts.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years. This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2004 and the Registrant's financial statements and notes thereto.


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
                                                   PAYMENTS DUE BY PERIOD
                                     --------------------------------------------------
FUTURE OBLIGATIONS (CDN $000,000S)   TOTAL(1)    2009+    2008    2007    2006     2005
----------------------------------   --------   ------   -----   -----   ------   -----
Long-Term Debt(2)
(non-cash until repayment)            $ 9.88    $   --   $  --   $  --   $ 9.11   $0.78
Series Two Preferred Share
(non-cash until repayment)             19.60     16.12    0.87    0.87     0.87    0.87
Series Four Preferred Share (3)
(non-cash until repayment)              5.37      4.48    0.24    0.24     0.24    0.18
Loan Payable                            0.10        --    0.01    0.03     0.03    0.03
Operating Leases(4)                     2.39      0.01    0.10    0.50     0.85    0.93
Partner Purchase Commitments(5)         3.85      0.08    0.14    1.34     1.11    1.18
MilePoint Acquisition(6)                1.48        --      --      --     0.40    1.08
                                      ------    ------   -----   -----   ------   -----
Total Contractual Obligations         $42.66    $20.66   $1.35   $2.99   $12.61   $5.05
                                      ======    ======   =====   =====   ======   =====

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years after 2009 and prior to 2005).

(2)  The Debenture is due on March 15, 2008.

(3)  The Series Four Preferred Share was issued on April 4, 2005.

(4) Includes technology services commitments and hardware and software operating leases.

(5)  Includes mileage purchase and co-marketing commitments.

(6) Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

B. CONSENT TO SERVICE OF PROCESS

     (1) Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

     (2) Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

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                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Dated at Toronto, Ontario as of the 29th day of August, 2005.

                                        POINTS INTERNATIONAL LTD.


                                        By: /s/ Robert MacLean
                                            ------------------------------------
                                        Name: Robert MacLean
                                              ----------------------------------
                                        Title: Chief Executive Officer
                                               ---------------------------------


                                        By: /s/ Stephen Yuzpe
                                            ------------------------------------
                                        Name: Stephen Yuzpe
                                              ----------------------------------
                                        Title: Chief Financial Officer
                                               ---------------------------------

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                                  EXHIBIT INDEX

EXHIBIT DESCRIPTION

ANNUAL INFORMATION

99.1 Renewal Annual Information Form dated March 21, 2005.


99.2 Renewal Annual Information Form dated April 22, 2004.

99.3 2004 Annual Report, including Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2004.

99.3.1 CEO and CFO Certification of Annual Filings for the year ended December 31, 2004.

99.4 2003 Annual Report, including Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2003.

99.5 Item 17 reconciliation to audited annual financial statements for the year ended December 31, 2004.

QUARTERLY REPORTS

99.6 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the three months ended March 31, 2005, and CEO and CFO certification of interim filings.

99.7 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the nine months ended September 30, 2004, and CEO and CFO certification of interim filings.

99.8 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the six months ended June 30, 2004, and CEO and CFO certification of interim filings.

99.9 Unaudited Interim Financial Statements and Management's Discussion and Analysis for the three months ended March 31, 2004, and CEO and CFO certification of interim filings.

SHAREHOLDER MEETING MATERIALS

99.10 Report of Voting Results dated May 13, 2005 from 2005 Annual and Special Meeting of Shareholders.

99.11 Supplement to Management Information Circular dated April 22, 2005.

99.12 Management Information Circular dated March 8, 2005.

99.13 Notice of 2005 Annual and Special Meeting of Shareholders dated March 28, 2005.

99.14 Form of Proxy for 2005 Annual and Special Meeting of Shareholders.

99.15 Report of Voting Results dated July 2, 2004 from 2004 Annual and Special Meeting of Shareholders.

99.16 Management Information Circular dated April 22, 2004.

99.17 Notice of 2004 Annual and Special Meeting of Shareholders dated April 22, 2004.

99.18 Form of Proxy for 2004 Annual and Special Meeting of Shareholders.

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MATERIAL DOCUMENTS AND MATERIAL AGREEMENTS

99.19 Amended and Restated Unsecured Convertible Debenture issued by Points International Ltd., originally issued on March 15, 2001 and amended and restated on April 4, 2005.

99.20 Certificate of Amendment of Points International Ltd. dated March 29,
     2005.

99.21 Securities Purchase Agreement dated March 28, 2005 among Points International Ltd. and certain purchasers identified on the signatures pages of the Securities Purchase Agreement.

99.22 Waiver dated January 31, 2005 granted by CIBC Capital Partners to Points International Ltd.

99.23 Amendment Agreement dated December 9, 2004 between CIBC Capital Partners and Points International Ltd.

99.24 Certificate of Continuance of Points International Ltd. dated November 10, 2004.

99.25 Investor's Rights Agreement dated as of April 11, 2003 between Points Investments, Inc., USA Interactive and Points International Ltd.

99.26 Consent and Amendment Agreement dated as of March 21, 2003 between CIBC Capital Partners, Points International Ltd. and USA Interactive.

99.27 Amended and Restated Convertible Debenture in the original principal amount of Cdn.$6,000,000 issued by Exclamation International Incorporated in favour of CIBC Capital Partners, originally issued on March 15, 2001 and amended and restated on February 8, 2002.

MATERIAL CHANGE REPORTS

99.28 Material Change Report dated April 5, 2005 relating to the offering by Points International Ltd., by way of private placement, of 18.1 million common shares at a price of Cdn.$0.68 per share and one Series Four Preferred Share for $3.5 million, and the sale of its Cdn.$6 million convertible debenture originally issued to CIBC Partners in 2001.

99.29 Material Change Report dated March 18, 2004 relating to the entering into of an agreement by Points International Ltd. to acquire substantially all of the assets of MilePoint, Inc.

PRESS RELEASES

99.30 Press release dated June 17, 2005 - "Hbc Rewards Launches on Points.com".

99.31 Press release dated June 15, 2005 - "Points International Enters Lucrative Corporate Incentive Market".

99.32 Press release dated May 16, 2005 - "Points International to Hold Investor Call on Tuesday May 17th at 4:30 p.m. Eastern".

99.33 Press release dated May 12, 2005 - "Points International Ltd. Reports First Quarter Results".

99.34 Press release dated April 5, 2005 - "Points International Announces the Completion of the Sale of Convertible Debenture".

99.35 Press release dated April 5, 2005 - "Points International Closes C$15.8 million Private Placement".

99.36 Press release dated March 29, 2005 - "Points International Announces C$15.8 Million Private Placement".

99.37 Press release dated March 29, 2005 - "Points International Announces the Sale of Convertible Debenture".


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

99.38 Press release dated March 10, 2005 - "Points International Ltd. Reports Fourth Quarter and Year-End Results".

99.39 Press release dated March 1, 2005 - "Christopher Payne Resigns from Points International's Board of Directors".

99.40 Press release dated February 22, 2005 - "Points International Ltd. Options Exercised".

99.41 Press release dated January 5, 2004 - "Points International Ltd. and Intrawest Corporation Establish Partnership Agreement".

99.42 Press release dated January 5, 2004 - "Points International Ltd. Selects Spencer Francey Peters (SFP) to Develop New Brand Identity for Points.com".

99.43 Press release dated November 17, 2004 - "Points International and Delta Air Lines Expand Relationship with New Mileage Transfer Program".

99.44 Press release dated November 10, 2004 - "Points International Ltd. Reports 2004 Third Quarter Results".

99.45 Press release dated September 8, 2004 - "Hawaiian Airline's HawaiianMiles Teams with Points.com; Added Value to HawaiianMiles Members".

99.46 Press release dated August 10, 2004 - "Points International Ltd. Reports 2004 Second Quarter Results".

99.47 Press release dated July 29, 2004 - "Points International Partners with British Airways (BA), Enabling Executive Club Members Worldwide to Buy Miles Online".

99.48 Press release dated June 29, 2004 - "Points.com Partners with ACCENT Training to Offer a New Channel for Customer Loyalty Rewards".

99.49 Press release dated June 24, 2004 - "Frontier Airlines Partners with Points International".

99.50 Press release dated June 23, 2004 - "assistant(TM)Joins Points International's Points Exchange".

99.51 Press release dated May 19, 2004 - "Points.com Offers Coffee Lovers the Ability to Exchange Miles and Other Loyalty Points for Starbucks Cards".

99.52 Press release dated May 10, 2004 - "Points International Appoints Chief Marketing Officer".

99.53 Press release dated May 7, 2004 - "Points International Ltd. Reports 2004 First Quarter Results".

99.54 Press release dated April 29, 2004 - "Interval International Joins with Points.com to Offer its Members Unlimited Exchanges on The Points Exchange".

99.55 Press release dated April 28, 2004 - "S&H greenpoints Joins Points International's Points Exchange".

99.56 Press release dated April 26, 2004 - "Points International Ltd. Reports 2003 Year End Results".

99.57 Press release dated April 2, 2004 - "Points International Completes Acquisition of Assets of MilePoint, Inc.".

99.58 Press release dated March 23, 2004 - "eBay and Points International Enhance Points Exchange Agreement".

99.59 Press release dated March 11, 2004 - "Points International Announces Agreement to Acquire Assets of MilePoint, Inc. for Cash and Shares".


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

99.60 Press release dated March 2, 2004 - "US Airways Joins Points International's Points Exchange".

99.61 Press release dated February 19, 2004 - "Points International Graduates to TSX".

99.62 Press release dated February 2, 2004 - "Online Romantics Can Exchange Loyalty Currency for Valentine's Day Gifts on Points.com".

99.63 Press release dated January 29, 2004 - "Points International Partners with Scandinavian Airline Systems (SAS), Enabling EuroBonus Members to Buy Points Online".

CONSENTS

99.64 Consent of Mintz & Partners LLP, Chartered Accountants.


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